Filed by Essex Property Trust, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: BRE Properties, Inc.
Commission File No.: 001-14306

The following presentation was presented to investors on March 3, 2014:

The Leading West Coast Multifamily REIT

FORWARD-LOOKING STATEMENTS SAFE HARBOR STATEMENT UNDER THE PRIVATE LITIGATION REFORM ACT OF 1995: This presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements which are based on current expectations, estimates and projections about the industry and markets in which Essex and BRE operate and beliefs of and assumptions made by Essex management and BRE management, involve uncertainties that could significantly affect the financial results of Essex or BRE or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving Essex and BRE, including future financial and operating results (such as FFO), and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic climates, (ii) changes in financial markets and interest rates, or to the business or financial condition of either company or business (iii) changes in market demand for rental apartment homes and competitive pricing, (iv) risks associated with acquisitions, including the integration of the combined companies’ businesses, (v) maintenance of real estate investment trust (“REIT”) status, (vi) availability of financing and capital, (vii) risks associated with achieving expected revenue synergies or cost savings, (viii) risks associated with the companies’ ability to consummate the merger on the terms described or at all and the timing of the closing of the merger, and (ix) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by Essex and BRE from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Essex does not undertake any duty to update any forward-looking statements appearing in this presentation. *

MERGER UPDATE WEST COAST INVESTMENT STRATEGY FINANCIAL INFORMATION I. II. III. 4-21 22-27 28-32 PAGES * TABLE OF CONTENTS

* OVERVIEW ON MERGER BETWEEN ESS AND BRE Epic, San Jose, CA MERGER UPDATE

Creates the leading publicly traded multifamily REIT in highly attractive West Coast markets Platform poised to achieve greater level of acquisitions and value enhancing developments Combination of best-in-class management teams and best practice sharing PREMIER WEST COAST MULTIFAMILY REIT * Leading West Coast Multifamily Platform Cost of Capital Improvement Larger scale enhances capital market opportunities Improved liquidity in both equity and debt markets Lower cost of capital over long term Enhanced Operations and Synergistic Opportunities Highly complementary footprints and strategies provide opportunity for meaningful synergies Builds upon scale of local and regional management operations Savings from reduced public company costs and overhead Essex and BRE Properties – Creates the Leading West Coast Multifamily REIT (1) (1) The closing of the proposed merger is subject to customary closing conditions including Essex and BRE stockholder approval

OVERVIEW STATISTICS * ESS BRE COMBINED Company Inception 1971 1970 Q1 2014 Equity Market Cap*(1) $6.8 billion $4.8 billion $11.6 billion Total Market Cap (1) $9.8 billion $6.6 billion $16.4 billion Debt / Total Market Cap (1) 30.8% 26.6% 29.0% Units (2) 33,799 20,976 54,775 Properties (2) 163 74 237 Financial Occupancy (3) 96.3% 95.2% 95.8% Average Rent / Unit (4) $1,637 $1,688 $1,659 Source: SNL, Public filings *SNL defines Implied Equity Market Cap as the market cap of common equity, assuming the conversion of all convertible subsidiary equity into common equity (1) As of 2/24/2014; Reflects simple addition of ESS and BRE excluding transaction adjustments (2) Unit and property counts as of 12/31/2013; Includes units held in joint ventures (3) Average same-property financial occupancy for the quarter ended 12/31/2013; combined represents weighted average by total same-property revenue (4) Average same-property rent per unit for the quarter ended 12/31/2013; combined represents weighted average by total same-property units

HIGHLY COMPLEMENTARY FOOTPRINT * NOI Contribution by Region BRE ESS COMBINED Northern California 37% Seattle 18% Southern California 45% Northern California 28% Seattle 14% Other (1) 3% Southern California 55% Northern California 33% Seattle 16% Other (1) 2% Southern California 49% (1) Includes one property in Sacramento and two properties located in Phoenix, AZ (902 units) Source: Public filings as of 12/31/13

Multifamily REITs’ West Coast Exposure (# of Units) PREMIER LEADER IN PACIFIC WEST COAST MARKETS (1) * # of Units Source: Public filings as of December 31, 2013 (1) Pacific West Coast markets includes Seattle, Northern California, and Southern California

SIGNIFICANT GEOGRAPHIC OVERLAP SEATTLE * Essex’s Unit Count in Seattle will increase by 46% 5 Mile Radius Essex BRE Combined Total Units 7,860 3,622 11,482 Properties 39 14 53 Median Distance Between Properties* Median Distance Between Properties* Median Distance Between Properties* 1.5 miles Source: SNL and Company Disclosures * Median Distance between an Essex Property and the nearest BRE Property Essex Property Trust BRE Properties

* Essex’s Unit Count in Northern California will increase by 43% 5 Mile Radius SIGNIFICANT GEOGRAPHIC OVERLAP NORTHERN CALIFORNIA Essex BRE Combined Total Units 10,496 4,533 15,029 Properties 49 16 65 Median Distance Between Properties* Median Distance Between Properties* Median Distance Between Properties* 1.3 miles Source: SNL and Company Disclosures * Median Distance between an Essex Property and the nearest BRE Property Essex Property Trust BRE Properties

* Essex’s Unit Count in Los Angeles will increase by 57% Essex Property Trust BRE Properties 5 Mile Radius SIGNIFICANT GEOGRAPHIC OVERLAP LOS ANGELES Essex BRE Combined Total Units 5,898 3,337 9,235 Properties 32 14 46 Median Distance Between Properties* Median Distance Between Properties* Median Distance Between Properties* 1.0 miles Source: SNL and Company Disclosures * Median Distance between an Essex Property and the nearest BRE Property

SIGNIFICANT GEOGRAPHIC OVERLAP ORANGE COUNTY * Essex’s Unit Count in Orange County will increase by 105% Source: SNL and Company Disclosures * Median Distance between an Essex Property and the nearest BRE Property 5 Mile Radius Essex BRE Combined Total Units 3,381 3,549 6,930 Properties 17 11 28 Median Distance Between Properties* Median Distance Between Properties* Median Distance Between Properties* 1.5 miles Essex Property Trust BRE Properties

Essex BRE Combined Total Units 2,446 3,640 6,086 Properties 10 11 21 Median Distance Between Properties* Median Distance Between Properties* Median Distance Between Properties* 4.7 miles SIGNIFICANT GEOGRAPHIC OVERLAP SAN DIEGO * Essex’s Unit Count in San Diego will increase by 149% 5 Mile Radius Source: SNL and Company Disclosures * Median Distance between an Essex Property and the nearest BRE Property Essex Property Trust BRE Properties

PRICING PHILOSOPHY RECONCILIATION LOWER OPERATING COSTS THROUGH SCALE BEST PRACTICE EXECUTION FINANCIAL STRUCTURE BENEFITS REALIZE G&A EFFICIENCES PRIORITIES POST MERGER CLOSE *

* Different pricing philosophies despite geographic overlap Goal is to adopt one standard pricing philosophy Source: Company Disclosures Cumulative Same-Property Revenue Growth 2007 - 2013 1. PRICING PHILOSOPHY RECONCILIATION

* 2. LOWER OPERATING COSTS THROUGH SCALE Source: Company Disclosures 3 year data from 2011-2013. Excludes property taxes and utilities because of different accounting policies on utility reimbursements. A larger platform and close proximity of properties should allow ESS to drive down the combined company operating costs

* 3. BEST PRACTICE EXECUTION ESS Craigslist Promotion Resource Management Redevelopment Asset Management Implement best practices identified during integration process to maximize combined company performance BRE RUBS Reimbursement Methodology Website Procurement Items Identified So Far Include:

4. FINANCIAL STRUCTURE BENEFITS Larger scale enhances capital markets opportunities and ability to find accretive transactions Improved liquidity in both equity and debt markets Utilize joint ventures to improve risk/reward relationship Lower cost of capital long term * Source: SNL (1) As of February 24, 2014

Eliminate duplicate public company costs and overhead Build on scale of local and regional management operations Greater pool for succession planning Improve hiring practices * 5. REALIZE G&A EFFICIENCIES

* COMBINED DEVELOPMENT PIPELINE Source: Company Disclosures as of 12/31/13 (1) Represents total costs and not ESS share ESS (1) ESS (1) BRE BRE Combined Combined Lease-Up Year Total Cost (in millions) Units Total Cost (in millions) Units Total Cost (in millions) Units % Funded 2014 $768 1,940 $724 1,382 $1,492 3,322 76% 2015 $322 561 TBD TBD $322 561 30% Total $1,090 2,501 $724 1,382 $1,814 3,883 68% Development Strategy: Preference for shovel ready, fully entitled land, with construction commencing soon after closing of the land Form joint venture partners to moderate future funding commitments and increase ROIC Target initial returns at a 20% premium to current acquisition cap rates (based on today’s rents) to justify development risk Over 80% of the combined company’s development pipeline will deliver in 2014 Expect total development under construction to decrease in 2015

* WEST COAST INVESTMENT STRATEGY STRONG WEST COAST FUNDAMENTALS * Bennett Lofts, San Francisco, CA

Favorable Demographics Higher Incomes Higher Percentage of Educated 25–34 year olds Diverse Demand Drivers Highest GDP in the U.S. Job Growth Outpaces the U.S. Centers of Innovation, Driver of Job Creation Low Supply Long Term at Below 1% of Total Supply High Cost of Home Ownership CONTINUED STRATEGY FOCUSING ON WEST COAST MARKETS * Source: National Association of Realtors, U.S. Census, Economy.com High Median Home Prices Restricts Homeownership Higher Household Incomes Supply Constrained Markets(1) (1) Total Supply as a % of total stock from 2003-2012

WEST COAST STRENGTH * West Coast Markets have historically had above average rent growth vs. other regions Source: Axiometrics

ESS had the Highest Same-Property NOI Growth in 2013 and is Expected to LEAD IN 2014 Source: Company Disclosures. 2014 is the midpoint of the Company guidance range. Essex 2014 estimate excludes NOI growth from BRE. * Peer Average 4.9% WEST COAST CONTINUES TO OUTPERFORM Peer Average 3.6%

WEST COAST STRENGTH * Source: Axiometrics Derived Rents (Actual 3Q 2008-4Q 2013; Forecast 1Q 2014-4Q 2017) (1) Top 20 MSAs excludes ESS/BRE markets but includes the other major metros in the U.S. Rent Growth in ESS/BRE Combined Markets is Expected to Exceed the U.S. and Top 20 MSAs(1) through 2017 ESS/BRE Combined Portfolio

In ESS’ supply-constrained markets, demand is expected to significantly exceed supply relative to other major metros * Source: Economy.com, Axiometrics, U.S. Census and BLS *New household formation based on a ratio of 2 jobs needed to create one household. Total new supply based on total prior year single & multifamily permits per Axiometrics. ** Essex Portfolio weighted by % of Revenue DEMAND TO EXCEED SUPPLY IN ESSEX MARKETS

* KEY FINANCIALS & 2014 GUIDANCE Connolly Station, Dublin, CA FINANCIAL INFORMATION

Pro Forma Capital Structure of ESS and BRE Combined (1) PRO FORMA COMBINED CAPITAL STRUCTURE PROFILE (1) * Secured vs. Unsecured Debt Fixed Rate vs. Floating Rate Debt Source: Company Disclosures (1) Balance sheet data as of 12/31/2013 and equity value based on Essex and BRE common stock price as of February 24, 2014; Assumes ESS forms a $1 billion joint venture to replace the bridge loan with leverage of 50-60%. ESS is assumed to have a 50% ownership in the venture.

STRONG CREDIT PROFILE * Select Balance Sheet Ratios(1) ESS BRE Pro Forma Combined(2) Targets Secured Debt / Undepreciated Book 22% 16% 17% - 19% < 18% Total Debt / Undepreciated Book 47% 39% 40% - 42% < 42% Unencumbered Assets (3) to Unsecured Debt 2.5X 2.8X 2.6X – 2.7X > 2.7X Debt to EBITDA 7.0X 6.4X 7.7X - 7.9X < 6.0X Unencumbered NOI to Total NOI 60% 75% 63% > 65% Fixed Charge Coverage 3.0X 2.9X 2.7X - 2.9X > 3.0X Credit Ratings (Fitch/Moody’s/S&P) BBB+/Baa2/BBB BBB+/Baa2/BBB Source: Company Disclosures (1) As of December 31, 2013 (2) Assumes ESS forms a $1 billion joint venture to replace the bridge loan with leverage of 50-60%. ESS is assumed to have a 50% ownership in the venture. (3) Excludes investment in joint ventures.

Combined Maturity Schedule As of December 31, 2013 % of Debt Maturing 1.2% 3.8% 8.1% 14.9% 6.1% 14.3% 16.3% 12.0% 6.5% 13.1% 3.7% WELL LADDERED DEBT MATURITY PROFILE * $ Millions 1. $300 million, 5.5% due March 2017 4. $300 million, 3.3875% due January 2023 2. $300 million, 5.2% due March 2021 5. $300 million, 3.25% due May 2023 3. $300 million, 3.625% due August 2022 Source: Company Disclosures $1.5 Billion of Publicly Traded Unsecured Bonds 1 2 3 4 5

GUIDANCE FOR ESSEX STANDALONE * 2014 Guidance National GDP Forecast 2.8% National Job Growth 1.8% ESS Job Growth 2.2% ESS Market Rent Growth 5.6% Same-Property Revenue Growth 5.0% -6.2% Same-Property Expense Growth 3.0% - 4.0% Same-Property NOI Growth 5.5% - 7.5% Total FFO Per Share (1) $8.13 - $8.50 Core FFO Per Share (2) $8.10 - $8.40 Total FFO Per (Diluted) Share Growth 7.1% - 12.1% Core FFO Per (Diluted) Share Growth 6.6% - 10.5% Source: Company Disclosures (1) Excludes merger related costs (2) Core FFO excludes acquisition costs and non-routine items

COMBINATION WITH BRE CREATES… * Leading West Coast Multifamily REIT Increased Scale and Liquidity Significant Opportunities to Realize Synergies Cost of Capital Benefits Core FFO Accretion(1) Management Team with a Track Record of Delivering Superior Total Shareholder Returns (1) Core FFO excludes acquisition costs and non-routine items.

ADDITIONAL INFORMATION * This presentation is not a substitute for the Registration Statement on Form S-4 (File No. 333-193620) that Essex Property Trust, Inc. (“Essex”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed merger with BRE Properties, Inc. (“BRE”) or the definitive joint proxy statement/prospectus sent to security holders of Essex and BRE on or about February 18, 2014 seeking their approval of the proposed merger. Essex and BRE will file other relevant documents with the SEC. INVESTORS AND SECURITY HOLDERS OF ESSEX AND BRE ARE URGED TO CAREFULLY READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS DATED FEBRUARY 14, 2014, WHICH WAS SENT TO SECURITY HOLDERS OF ESSEX AND BRE ON OR ABOUT FEBRUARY 18, 2014 (INCLUDING ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC), AS THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive joint proxy statement/prospectus and other relevant documents filed by Essex and BRE with the SEC at the SEC's website at www.sec.gov. Copies of the documents filed by Essex with the SEC are available free of charge on Essex's website at www.essexpropertytrust.com or by contacting Essex Investor Relations at 650-494-3700. Copies of the documents filed by BRE with the SEC are available free of charge on BRE's website at www.breproperties.com or by contacting BRE Investor Relations at 415-445-3745. Essex and BRE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Essex's executive officers and directors in Essex's definitive proxy statement filed with the SEC on April 1, 2013. You can find information about BRE's executive officers and directors in BRE's definitive proxy statement filed with the SEC on March 11, 2013. Additional information regarding the interests of such potential participants is included in the definitive joint proxy statement/prospectus and other relevant documents filed with the SEC. You may obtain free copies of these documents from Essex or BRE using the sources indicated above.